UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 17, 2024

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In the Matter of

Solaris Resources Inc.
Suite 555, 999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-42015

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Solaris Resources Inc. has filed with the Commission and the NYSE an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Solaris Resources Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the NYSE shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Office Chief